                                                               Exhibit (a)(1)(I)

                  EXAMPLE OF "MODIFIED DUTCH AUCTION" PROCESS

              The following illustrates a possible outcome of the
                 "Modified Dutch Auction" tender offer process:

                               Number of Shares
      Price Shares          Tendered at That Price                Cumulative Total
      Tendered at:           by All Shareholders:                of Shares Tendered:
      ------------          ----------------------               -------------------
         $7.50                     150,000                              150,000
         $7.75                     285,000                              435,000
         $8.00                     255,000                              690,000
         $8.25                     210,000                              900,000
         $8.50                     211,111                            1,111,111

                    All shares below would not be purchased.

         $8.75                     150,000                            1,261,111
         $9.00                     225,000                            1,486,111

   Since PW Eagle, Inc. intends to purchase a minimum of 1,111,111 shares, in this example all shares tendered at prices of $7.50, $7.75, $8.00, $8.25, and $8.50 would ALL receive $8.50 per share. Registered shareholders will not pay any fees or brokerage commissions. Other shareholders are urged to consult with their broker or bank to determine whether transaction costs are applicable.

   Using this example, any shares tendered at $8.75 and $9.00 would NOT be purchased, because 1,111,111 shares would have been tendered at lower prices.

   Note: This is only an example of the potential operation of the "Modified Dutch Auction" process under certain hypothetical circumstances. The actual results of the offer will depend on the number of shares tendered and the prices specified by tendering shareholders. The "Modified Dutch Auction" process is described in detail in PW Eagle, Inc.'s Offer to Purchase dated April 3, 2001, of which this example is a part. Shareholders should carefully read the entire Offer to Purchase, which contains this and other important information, before deciding whether to tender shares.